April 27, 2006

Mail Stop 4561

Maurice B. Tose
President, Chief Executive Officer and Chairman of the Board
TeleCommunication Systems, Inc.
275 West Street
Annapolis, MD 21401

      Re:	TeleCommunication Systems, Inc.
		Registration Statement on Form S-3
      Filed April 5, 2006
		File No. 333-133018

		Form 10-K for the year ended December 31, 2005
		Filed March 16, 2006
		File No. 0-30821

Dear Mr. Tose:

      We have limited our review of your filings to that issues we have addressed in our comments. We think you should revise your document in response to those comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
Selling Stockholders, page 21
1. Please supplementally confirm that none of the selling stockholders are affiliates of registered broker-dealers.


Exhibit 5. Legal Opinion
2. The second assumption at the top of page 2 appears inappropriate in that counsel should ascertain that TeleCommunication does have the requisite number of shares of Class A Common Stock available for issuance prior to the issuance of any Warrant Shares.
3. The final sentence in the first full paragraph on page 2 appears inappropriate since, if any laws other than Maryland apply, it is up to counsel to render an opinion based upon those laws or to obtain an opinion from appropriate counsel. Please revise or advise.
4. As counsel`s opinion is limited to the date rendered and specifically excludes any changes made to state or federal laws after that date, consider whether an updated opinion will be needed at or about the time the company requests acceleration of effectiveness of this filing.

Part II
Item 17. Undertakings, page 31
5. Item 512(a) of Regulation S-K was recently amended in Release
No.
33-8591. Please revise your undertakings as appropriate.

Form 10-K for the year ended December 31, 2005
Item 9A. Controls and Procedures, page 44
Changes in Internal Control over Financial Reporting, page 45
6. Please revise to disclose the specific problems with your documentation and procedures relating to revenue recognition of contracts with multiple element arrangements. Further, please describe the changes made to remediate those problems before December
21, 2005, and confirm that the remediation did not incur any material expense. Please see Item 308(c) of Regulation S-K.

Part III
7. We note that TeleCommunication filed its Form 10-K stating that it was incorporating by reference the Part III information from its definitive proxy materials. Please ensure that this information is filed before you seek acceleration. See Corporation Finance Telephone Interpretation H 6.

***************************************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Hugh Fuller at (202) 551-3853 or me at (202)
551- 3730 with any other questions.

      					Sincerely,


      					Barbara C. Jacobs
      					Assistant Director


CC:	Wm. David Chalk
	Piper Rudnick Gray Cary US LLP
	6225 Smith Avenue
	Baltimore, MD 21209-3600
	Facsimile no. (410) 580-3120
Michael B. Tose
TeleCommunication Systems, Inc.
April 27, 2006
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